Exhibit 99.1

Excerpt of Email Communication to Employees Relating to the Offer

Equity Incentives

To reward and retain our top performers, we are announcing two Stock Option Exchange Programs.

The first Stock Option Exchange Program will be for all associates at a Director level or below. This program will be very similar to the program we offered in 2001. Associates will be allowed to surrender complete option grants at strike prices at $4.50 and above in return for new options at the strike price to be determined by the closing price of the stock on the grant date, which will be six months and one day from the surrender date. These associates will have the choice to participate or not participate. Under the 2003 Stock Option Exchange program the number of options to be exchanged for one new option will depend on the strike price of the option being surrendered. New options will vest over a two-year period from the date of grant.

The second Stock Option Exchange Program will be for Senior Directors and above who have been with the organization since July 4, 2002. This program will exchange stock option grants with a strike price of $2.80 or above for restricted stock. These associates will have the choice to participate or not participate. If they choose to participate then all option grants at or above $2.80 must be surrendered. The restricted stock will be granted on a one-to-one ratio and will have a new four-year vesting schedule.

Detailed information on the above two plans will be mailed to your homes next week. Look for additional broadcast email communication during the tender offer period as well.

* * * * *

Answerthink has not commenced the offer to exchange that is referred to in this communication. Following commencement of the offer, eligible employees will be sent a copy of the written Offer to Exchange and Letter of Transmittal. Before you decide whether to tender any of your options, you should carefully read the entire Offer to Exchange and the Letter of Transmittal when they are delivered to you. They will contain important information about the exchange offer. Answerthink also will file these materials with the SEC as part of a tender offer statement. You will be able to review these materials and other documents filed by Answerthink with the SEC for free on the SEC’s web site at www.sec.gov, on Answerthink’s web site or on Mind~Share, our corporate intranet.